FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 29, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A.

Consolidated Financial Statements and Summary of Events

as of March 31, 2009 and 2008

Independent Accountants’ Review Report

MACROECONOMIC OVERVIEW – 2009 FIRST QUARTER

International Context

Year 2009 started with bad economic performance in the main countries, maintaining the trend of the last part of 2008. In the United States, economic activity contracted by 6%, with the decline in investment standing out. Barack Obama took office in January and pursued active policies (new stimulus packages, plan to purchase “toxic” assets, purchase of Treasury securities by the Federal Reserve, etc.) aimed at reversing this situation. Within this context, the US dollar appreciated against the main international currencies and the long-term interest rate went up from 2% at the beginning of the year to approximately 3%, while the benchmark interest rate (Fed Funds) remained at levels close to zero. The economies of Europe and Japan also recorded contractions and despite the announcement of stimulus packages,  economic authorities were not so dynamic as in the United States in their efforts to overcome the crisis. As regards China, though it recorded positive growth rates during the period under review, they were the lowest in more than 15 years. At the G-20 summit held in London world leaders agreed to coordinate their efforts and bust greater government intervention into the economy and financial markets. In addition, world leaders agreed to create a Financial Stability Board to monitor macroeconomic risks.

Oil

The first quarter of 2009 exhibited the most critical stage (to present) of the international crisis and in line with it, a general drop in the prices for commodities and oil in particular. West Texas Intermediate (WTI) reference crude oil averaged US$42.8 a barrel, 56% lower compared to the same period of 2008 and in line with the price recorded the last part of 2008, and even broke through the US$40 a barrel mark in February, a milestone not reached since mid 2004.

Demand contracted by 2.13 million barrels/day, a yoy 2.5% decline. Reduced volumes were almost all attributable to developed nations (OECD), led by USA, which accumulated a 2 million drop. Developing nations, on the other hand, also recorded a decline in aggregate demand (0.11 million), though reflecting milder figures attributable to the delayed impact of the crisis on their economies. China, as major reference, also recorded a reduction in volumes of approximately 0.14 million barrels/day, a highly significant factor considering the expansion pace of that country.

Supply, on the other hand, declined by 2.55 million barrels/day, or 3% compared to the first quarter of 2008. The OPEC dramatically reduced production, in line with its newly implemented policy to cut (and comply with) quotas. Thus, the group reduced supply by 2.58 million barrels/day (2.99 million in crude oil against an increase of 0.41 million in non conventional crude oils and natural gas liquids). Non-OPEC countries, in aggregate terms, added meager volumes (0.03 million), with a significant rise, within the context, of Latin America. Former USSR republics - Russia and the Caspian Sea, the major non-OPEC players - reduced supply by about 0.06 million barrels, thus reflecting a standstill in their basins rather than a deliberate production adjustment.

Argentina

During 2009 first quarter and according to private estimates, the Argentine economy exhibited a moderate contraction. The industrial activity, in turn, showed a substantially more significant decline, with very strong drops in some sectors, especially the automobile sector.

Exports were impacted by the strong drop in international prices for commodities and reduced export volumes in the largest lines of products. In the case of imports, however, the decrease is basically attributable to lower volumes resulting from a shrinkage in consumption and investment.

Official price indexes continue to show a controlled inflation (6% yoy), but alternative measurements continue to evidence greater inflationary pressures, though less intense than in the two previous years, in line with the trend for the last months of 2008. In addition, salaries again showed increases over 20% yoy.

The exchange rate recorded a 7.8% rise, closing at P$3.72 per dollar by the end of the quarter. The increase in the dollar price was mitigated by the Central Bank through the sale of reserves. The financial system exhibited stagnation in the absolute level of deposits, but with a growing dollarization.

The Argentine government maintained positive fiscal figures, but the nominal primary surplus was reduced to its half compared to the same period of previous year. Tax collection was affected by reduced revenues from export withholdings, but in turn benefited from the elimination of the private capitalization pension system and the return to the public pension regime.

The weakened economic activity resulted in an 8% contraction in the demand for diesel oil in the quarter. Conversely, the demand for gasoline still remains slightly above figures in the same period of previous year, favored by the continuous drop in CNG sales. The gasoline market showed a marked substitution for lower price products: a strong drop in premium gasoline consumption and an improvement in regular gasoline consumption. In line with the beforementioned, the use of installed capacity at refineries exhibited a reduction.

During the quarter, demand for electricity dropped 1% compared to 2008 as a result of a 13% decrease in energy consumption by industrial clients and in spite of the increase in residential demand partly attributable to higher temperatures. The reduced demand for gas by industrial clients resulted in an increased participation of thermal generation and a reduction in the use of liquid fuels for electricity supply.

Perú

The Peruvian economy continues its growth trend with a deceleration from the high expansion pace of previous years, in a logical move that reflects the impact of the crisis especially on exports and investments. The GDP climbed to 3% yoy (Jan-09), partially due to the statistical drag from 2008. The explanation of this good performance lies in the Services, Mining and Hydrocarbons, Trade and Construction sectors - in that order - offsetting the performance of the Farming, Fishing and Manufacturing sectors, which have already entered negative yoy territory.

The exchange rate averaged US$1 = Sol 3.18 (10% higher compared to the first quarter of 2008), in line with the general depreciation of emerging countries’ currencies. Thus, retail prices, which exhibited relatively high levels in 2008 (6.6%) fuelled by exogenous factors and domestic demand, remained above target inflation, though with a downward trend, at an accumulated of 0.4% (4.8%, 12 mobile months).

Central Bank reserves slightly declined and averaged US$30,235 million, 6% lower compared to the first quarter of 2008, affected by the intervention of monetary authorities to stop the exchange rate slide and the reduced inflow of foreign currency from trade surplus. The foreign sector, which exhibited a strong drop in exports (-32%) and a milder fall in imports (-19%), showed a positive performance of only US$78 million, reflecting a yoy 92% decline.

Liquid hydrocarbon production averaged 145,000 barrels/day, 37% higher compared to the same period of 2008, due to the start of production from Lote 56 as from September 2008. Natural gas average production totaled 295 million cubic feet per day, accounting for a 13% increase compared to the same period of 2008 and supported by higher sales volumes from Lote 88 (Camisea), derived from increased demand from power generation plants.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

In accordance with the procedures set forth in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company consolidates line by line its financial statements with those of the companies over which it exercises direct or indirect control and joint control. Joint control exists where all shareholders or shareholders representing a voting majority have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. As of March 31, 2009, Petrobras Energía exercises joint control over Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Petrobras de Valores Internacional de España S.L. (PVIE). After closing of the quarter under review, in April 2009, the Company agreed to divest all its shareholding in PVIE.

In the consolidation of controlled companies, the amount of the investment in the controlled company and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. Receivables and payables and transactions among members of the consolidated group are eliminated in the consolidation. Intercompany gains (losses) from transactions within the consolidated group are completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities and income (loss) and cash flows, based on our equity interest in those companies. Receivables and payables and transactions among members of the consolidated group and the companies under joint control are eliminated in the consolidation on a pro rata basis pursuant to our equity interest in those companies.

In order to evaluate business performance, our management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. Accordingly, and in line with Management’s view, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data reported in our financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended March 31, 2009 and 2008 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of CIESA and Distrilec. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) are shown under Equity in Earnings of Affiliates.

(in millions of pesos)

Net (loss) income: Net loss for 2009 quarter was P$205 million compared to a P$261 million income in 2008 quarter.

Net sales: Net sales declined P$512 million to P$2,255 million from P$2,767 million in 2008 quarter. This drop is basically attributable to the decline in the prices of oil, refined products and petrochemicals. Sales for the Petrochemicals, Oil and Gas Exploration and Production and Refining and Distribution business segments declined P$209 million, P$181 million and P$101 million, respectively.

Gross profit: Gross profit for 2009 quarter decreased P$200 million to P$508 million from P$708 million. Gross profit for the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy business segments dropped P$249 million, P$51 million, P$44 million and P$43 million, respectively. Conversely, intercompany results accounted for a P$101 million gain compared to a P$86 million loss, mainly attributable to variations in the levels of crude oil at refineries, and, to a lesser extent, the drop in profit margins from such inventories.

Administrative and selling expenses: Administrative and selling expenses rose P$2 million to P$328 million from P$326 million in 2008 quarter.

Exploration expenses: See “Oil and Gas Exploration and Production”.

Other operating expenses: Other operating expenses accounted for P$54 million and P$22 million losses in 2009 and 2008 quarters, respectively. Increased operating expenses in the period under review are mainly attributable to the decline in income from the Petrochemicals and Gas and Energy business segments.

Operating income (loss): Operating income (loss) accounted for a P$25 million loss compared to a P$311 million gain in 2008 quarter, mainly attributable to the P$342 million decline in the Oil and Gas Exploration and Production business segment.

Equity in earnings (losses) of affiliates: Equity in earnings (losses) of affiliates accounted for a P$35 million loss compared to a P$172 million gain in 2008 quarter, mainly as a result of variations in the results from shareholdings in: (i) Mixed-ownership Companies in Venezuela, which accounted for P$4 million and P$149 million gains in 2009 and 2008, respectively and (ii) CIESA, which accounted for a P$51 million loss in 2009 compared to a P$15 million gain in 2008 quarter, mainly as a result of the effect of increased depreciation of the Argentine peso against the US dollar on the financial debt of CIESA and Transportadora de Gas del Sur S.A. (“TGS”), mainly denominated in that currency.

Financial expenses and holding losses: Financial expenses and holding losses accounted for P$289 million and P$84 million losses in 2009 and 2008 quarters, respectively. This increase derived from:

- Higher exchange losses of P$151 million, a loss of P$143 million in 2009 quarter compared to a gain of P$8 million in 2008 quarter, attributable to increased depreciation of the Argentine peso against the US dollar (7.8% and 0.3% in 2009 and 2008 quarters, respectively).

- Increase in net interest expense of P$28 million to P$105 million from P$77 million, reflecting the effect of the exchange rate increase and lower gains from financial placements.

- Increased losses from holding of inventories (P$23 million), a loss of P$25 million in 2009 quarter and P$2 million in 2008 quarter, resulting from the decline in prices for oil and oil by-products in the period under review, mainly in petrochemicals.

Other income: Other income include gains of P$4 million and P$10 million in 2009 and 2008 quarters, respectively.

Income tax: Income tax charge reflects a P$141 million gain in 2009 quarter compared to a P$154 million loss in 2008 quarter.

ANALYSIS OF OPERATING RESULTS

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased P$342 million to P$24 million from P$366 million in the same period of previous year.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales for this business segment decreased P$181 million to P$804 million in 2009 quarter from P$985 million in 2008 quarter, mainly due to the decline in oil average sales prices for operations abroad in line with the drop in international reference prices, partially offset by a 1.6% rise in sales volumes of oil equivalent.

In 2009 quarter, sales volumes of oil equivalent rose to 105.9 thousand barrels per day in line with the rise in gas sales volumes in Argentina, attributable to an increased gas availability as a result of the acquisition of a 25.67% interest in the Sierra Chata area and a 13.72% interest in El Tordillo area. This effect was partially offset by a lower interest in Block 18 as a consequence of the sale of a 40% interest in EcuadorTLC in December 2008, which interest contributed an average of 3.1 thousand barrels of oil per day in 2008 quarter.

Daily production volumes totaled an average of 106.8 thousand barrels of oil equivalent, accounting for a 5.4% decline, mainly attributable to the beforementioned sale of a 40% interest in Block 18 and to the natural decline of mature fields in Argentina. These effects were partially offset by production associated with the above mentioned area acquisitions.

Crude oil sales dropped 25% to P$608 million from P$811 million, as a result of a 19.6% decrease in average sales prices, mainly in Ecuador and Peru, in line with international reference prices, and a 5.8% drop in sales volumes, mainly attributable to the sale of a 40% interest in Block 18.

Gas sales increased 12.1% to P$185 million in 2009 from P$165 million in 2008, mainly as a consequence of a higher working interest in the Sierra Chata area and, to a lesser extent, improved sales prices, mainly in Peru and Bolivia.

Gross profit: Gross profit for this business segment dropped P$249 million to P$267 million in 2009 quarter from P$516 million. The margin on sales decreased to 33.2% in 2009 quarter from 52.39% in 2008 quarter. The drop in 2009 quarter is basically attributable to: (i) the decline in oil average sales prices for operations abroad, in line with the drop in international reference prices, (ii) the rise in the lifting cost in Argentina derived from inflation affecting oil service rates, and (iii) increased depreciation in Argentina due to higher investments in mature fields. These effects were partially offset by reduced royalties in Peru, as a result of the drop in the basket of crude oil reference prices.

Administrative and selling expenses: Administrative and selling expenses decreased to P$65 million in 2009 quarter from P$67 million in 2008 quarter, mainly as a result of reduced expenses in Ecuador due to the sale of a 40% interest in Block 18.

Exploration expenses: Exploration expenses totaled P$151 million and P$49 million in 2009 and 2008 quarters, respectively. In 2009 quarter, expenses are primarily attributable to investments in exploration wells offshore Golfo San Jorge and onshore the Austral basin in Argentina. Expenses for 2008 quarter are basically attributable to geological and geophysical expenses incurred in the Tierra Negra field in Colombia and 3D seismic works in Chirete, Gobernador Ayala, Santa Cruz I and Santa Cruz I Oeste areas in Argentina.

Other operating expenses: Other operating expenses accounted for losses of P$27 million and P$34 million, respectively. Losses for both periods are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for losses of P$21 million and P$39 million in 2009 and 2008 quarters, respectively.

Refining and Distribution

Operating loss: Operating loss for the Refining and Distribution segment reflected losses of P$144 million and P$84 million in 2009 and 2008, respectively. In both quarters, operating margins were significantly affected by the price control policy implemented in Argentina.

Operating loss for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales of refined products dropped P$101 million to P$1,311 million in 2009 quarter from P$1,412 million in 2008 quarter, mainly as a result of a 14.9% decrease in sales volumes and a drop in international reference prices for products in line with those reference prices. These effects were partially offset by a partial recovery in sales prices for diesel oil and gasoline in the domestic market.

Crude oil volumes processed at refineries dropped 15.8% to 56.7 thousand barrels per day in 2009 quarter from 67.3 thousand barrels per day in 2008 quarter, mainly as a result of a decline in domestic demand as from October 2008.

In a context of demand contraction, domestic sales volumes of diesel oil and gasoline dropped 19.1% and 18% to 419 thousand cubic meters and 171.8 thousand cubic meters, respectively. Likewise, exchanges of diesel oil and gasoline with other refining companies decreased 23.3% and 13% to 51.9 thousand cubic meters and 14.2 thousand cubic meters, respectively. In addition, gasoline exports dropped 87% to 3.1 thousand cubic meters.

Fuel oil and IFOs sales volumes dropped 27.8%, mainly as a result of a reduced domestic demand for fuel oil to supply power plants and a lower domestic demand for IFOs to supply vessels, the latter being attributable to a contraction in maritime trade.

Total sales volumes of other by-products grew 24.8% in 2009 to 219.7 thousand cubic meters, as a result of inventory accumulation in 2008 quarter, which was sold in 2008 second quarter.

 Gross (loss) profit: Gross (loss) profit accounted for a P$34 million loss in 2009, compared to a P$17 million gain in 2008. Gross margin dropped to -2.6% from 1.2%, mainly as a result of an increase in crude oil costs in pesos which could only be partially passed through to sales prices.

Administrative and selling expenses: Administrative and selling expenses rose to P$111 million from P$104 million in 2008 quarter, mainly as a result of an increase in costs due to inflation, particularly in transportation.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment decreased P$58 million to P$11 million in 2009 quarter from P$69 million.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales decreased P$209 million to P$454 million in 2009 quarter from P$663 million in 2008 quarter (net of eliminations of P$52 million in 2008 quarter for styrenics operations in Argentina and Innova), mainly as a result of a general drop in sales prices, in line with international reference prices, and, to a lesser extent, a decline in styrenics sales volumes. It should be pointed out that in September 2008 Innova’s new ethylbenzene plant started operations. Consequently, this product is no longer exported to Innova as from such date.

Styrenics sales in Argentina decreased P$106 million to P$160 million in 2009 quarter from P$266 million in 2008 quarter, basically as a result of a 35.4% drop in sales volumes to 36 thousand tons in 2009 quarter, mainly attributable to reduced exports to Innova and, to a lesser extent, a 7% decline in average sales prices.

Styrenics sales in Brazil decreased P$160 million to P$234 million from P$394 million,  due to the combined effect of a 30.8% drop in prices and a 14% decline in sales volumes to 56.6 thousand tons in 2009 quarter, mainly derived from a contraction in domestic demand.

Fertilizers sales increased P$5 million to P$60 million in 2009 quarter from P$55 million in 2008, due to the effect of a 30.7% increase in sales volumes, partially offset by a 16.5% decline in average sales prices. Sales volumes totaled 51.2 thousand tons, including an export of 24 thousand tons of urea.

Gross profit: Gross profit decreased P$44 million to P$95 million from P$139 million in 2008 quarter, mainly as a result of the decline in styrenics sales prices and volumes mentioned above. Gross margin on sales remained at 21%.

Administrative and selling expenses: Administrative and selling expenses dropped to P$74 million in 2009 quarter from P$90 million in 2008 quarter, mainly as a result of a decline in expenses and taxes associated with reduced sales volumes.

Other operating (expenses) income, net: Other operating (expenses) income, net accounted for a P$10 million loss in 2009 compared to a P$20 gain in 2008. This variation is primarily attributable to the under allocation of fixed costs associated with plant shutdowns, and lower income from Fundopem, in Brazil, that accounted for P$6 million and P$20 million gains in 2009 and 2008 quarters, respectively.

Gas and Energy:

Operating income (loss): Operating income (loss) for the Gas and Energy business declined P$57 million to P$68 million in 2009 quarter from P$125 million.

Other operating income (losses), net: Other operating income (losses), net accounted for gains of P$1 million in 2009 and P$17 million in 2008. The variation is mainly attributable to reduced income from technical assistance services provided to TGS.

Operating income for this business segment is broken down as follows:

(in millions of pesos)

 - Electricity Generation

Operating income: Operating income for the electricity generation business increased P$2 million to P$82 million in 2009 quarter from P$80 million.

Sales: Electricity generation sales rose P$34 million to P$200 million in 2009 quarter from P$166 million in 2008 quarter, mainly due to a 17% increase in average sales prices as a result of energy deliveries by less efficient power plants.

Net sales attributable to Genelba Power Plant increased P$33 million to P$187 million in 2009 quarter from P$154 million, primarily due to a 16% improvement in average sales prices to P$125.4 per MWh in 2009 quarter from P$108.1 per MWh in 2008 quarter and, to a lesser extent, a 5% rise in energy sales to 1,493 GWh in 2009 from 1,423 GWh in 2008.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex totaled P$13 million in 2009 and P$12 million in 2008 quarter. The improvement in average sales prices was offset by a decline in energy sales to 100 GWh in 2009 compared to 127 GWh in 2008, derived from the official policy involving replenishment of water reserves in the Comahue basin.

Gross profit: Gross profit for the electricity generation business increased P$4 million to P$85 million in 2009 quarter from P$81 million in 2008 quarter.

 - Hydrocarbon Marketing and Transportation

Operating (loss) income, net: Operating (loss) income, net for the Hydrocarbon Marketing and Transportation operations accounted for a P$18 million loss in 2009 quarter compared to a P$36 million gain in 2008 quarter.

Net sales: Sales revenues dropped P$9 million to P$228 million in 2009 quarter from P$237 million, mainly as a result of reduced revenues from the sale of liquid fuels and gas and LPG brokerage services and other services, which accounted for sales revenues of P$6 million in 2009 quarter and P$18 million in 2008 quarter, partially offset by an increase in revenues from gas sales.

Liquid fuel sales revenues dropped P$35 million to P$48 million from P$83 million, basically due to a 42.6% decline in sales average prices as a result of the drop in international prices, the negative effects of the implementation of a sliding-scale tax regime on LPG exports as from March 2008 and the implementation of the LPG Producers Agreement signed in 2008 last quarter for the sale of LPG to low income users at subsidized prices.

Gas sales revenues increased P$38 million to P$174 million from P$136 million, mainly due to a 38.3% rise in sales volumes to 355 million cubic feet per day in 2009 quarter from 256.5 million cubic feet per day in 2008, as a result of inventory accumulation in 2008 quarter in the Neuquén basin.

Gross (loss) profit: Gross (loss) profit accounted for a P$7 million loss in 2009 quarter compared to a P$40 million gain in the same quarter of previous year, basically due to the abovementioned drop in average sales prices for liquid fuels.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the three-month period ended March 31, 2005 does not have retroactive effect under the new professional accounting standards.

Listed Price of the Company’s Share

Statistical Data

Outlook

In light of the challenges posed by the current national and international scenario, we are managing the business with a view to restoring profitability, by optimizing the use of working capital, efficiently managing resources and securing financing for our operations.

In the Oil and Gas Exploration and Production business, our challenge continues to be to increase reserves and production, by prioritizing exploration as an instrument for long-term growth.

In the Refining and Distribution business, we continue to optimize production at our refineries to supply the domestic fuel market. We focus on the search for profitable operations and keep the Petrobras brand as a synonym for service, quality and technology.

In the Petrochemical business, investments from prior years help us to keep and consolidate our position in the styrenics market.

In the Gas business, we continue to seek to secure the supply of our own consumption and at the same time find profitable marketing alternatives. In the Electricity area, we are working on the start up of two projects that will increase our generation capacity (Genelba Plus and Eco Energía) within the framework of Energía Plus projects.

DECIO FABRICIO ODDONE DA COSTA

Chief Executive Officer

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED BALANCE SHEETS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business of the Company

2. Basis of presentation

a) Basis of consolidation

b) Foreign currency translation

c) Consideration of the effects of inflation

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

e) Financial statements used

3. Accounting standards

4. Valuation methods

a) Accounts denominated in foreign currency:

b) Trade receivables and accounts payable:

c) Inventories:

d) Investments:

e) Financial receivables and payables:

f) Other receivables and payables:

g) Property, plant and equipment:

h) Environmental costs:

i) Income tax and minimum presumed income tax

j) Hydroelectric royalties

k) Withholdings on exports of hydrocarbons

l) Labor costs liabilities:

m) Contingencies:

n) Basic/diluted (loss) earnings per share:

o) Shareholders – equity accounts:

p) Revenue recognition:

q) Changes in presentation criteria:

r) Accounting for derivative financial instruments

5. Oil and gas areas and participation in joint ventures

Investment commitments

Changes in oil and gas areas and participation in joint ventures

Operations in Ecuador

6. Credit risk

7. Inventories

8. Investments, equity in earnings of affiliates and dividends collected

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

II. Tariff situation of the public utility companies

III. Investments in Mixed Companies in Venezuela

IV. Equity interest sold

9. Financing

I. Global Programs of nonconvertible bonds

II. Cross default clauses

III. Edesur indebtedness

IV . CIESA indebtedness

V. TGS indebtedness

VI. Detail of long-term debt

VII. Innova S.A.

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

11. Current and deferred income tax

12. Contingencies, allowances and environmental matters

a) Environmental matters

b) Other issues

13. Capital stock

14. Other receivables, other liabilities, other operating expenses, net, and supplemental cash flow information

15. Social benefits and other payroll benefits

a) Defined contribution plan

b) Defined benefit plan

16. Balances and transactions with related companies

17. Business segments and geographic consolidated information

18. Controlling Group

19. Subsequent events

20. Other consolidated information

a) Property, plant and equipment as of March 31, 2009 and December 31, 2008

b) Equity in affiliates as of March 31, 2009 and December 31, 2008

c) Cost of sales for the three-month periods ended March 31, 2009 and 2008

d) Foreign currency assets and liabilities as of March 31, 2009 and December 31, 2008

e) Detail of expenses for the three-month periods ended March 31, 2009 and 2008

f) Information about ownership in subsidiaries and affiliates as of March 31, 2009

g) Oil and gas areas and participation in joint-ventures as of March 31, 2009

h) Combined joint-ventures and consortium assets and liabilities as of March 31, 2009 and December 31, 2008

i) Contractual commitments, warranty bond, sureties and guarantees granted

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

 (Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(Stated in millions of Argentine pesos)

| | 2009 | 2008 |
|---|---|---|
| **Cash provided by (used in) operations:** | | |
| Net (loss) income | (205) | 261 |
| **Reconciliation to net cash provided by (used in) operating activities:** | | |
| Minority interest | 7 | 24 |
| Equity in earnings of affiliates | (8) | (146) |
| Financial income and holding gains, net | 144 | 22 |
| Depreciation of property, plant and equipment | 335 | 291 |
| Abandoned and non-productive well write-downs | 144 | - |
| Disposal of property, plant and equipment | 10 | - |
| Income tax | (140) | 191 |
| Income tax paid | (26) | (36) |
| Accrued interest | 137 | 115 |
| Other | 20 | (18) |
| **Changes in assets and liabilities:** | | |
| Trade receivables | 75 | 54 |
| Other receivables | 42 | 95 |
| Inventories | 152 | (142) |
| Other assets | 1 | (3) |
| Accounts payable | (226) | (47) |
| Payroll and social security taxes | (37) | (27) |
| Taxes payable | 28 | 146 |
| Dividends collected | 60 | 2 |
| Other liabilities | 155 | 19 |
| Interest paid | (94) | (86) |
| **Net cash provided by operations** | 574 | 715 |
| **Cash provided by (used in) investing activities:** | | |
| Acquisition of property, plant and equipment, interests in companies and oil and gas areas | (563) | (937) |
| Sale of property, plant and equipment, interests in companies and oil and gas areas | - | 1,338 |
| Net decrease in investments other than cash and cash equivalents | (1) | (2) |
| Other | - | 3 |
| **Net cash (used in) provided by investing activities** | (564) | 402 |
| **Cash provided by (used in) financing activities:** | | |
| Net increase (decrease) in short term debt | 128 | (306) |
| Increase in long-term debt | - | 79 |
| Payment of long-term debt | - | (1) |
| **Net cash provided by (used in) financing activities** | 128 | (228) |
| **Effect of exchange rate change on cash** | 102 | 2 |
| **Increase in cash** | 240 | 891 |
| **Cash and cash equivalents at the beginning of the year (a)** | 1,476 | 1,167 |
| **Cash and cash equivalents at the end of the period (a) (See Note 14.d)** | 1,716 | 2,058 |

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less and those with higher terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts stated in millions of Argentine pesos)

1- Business of the Company

a) The Company operations

Petrobras Energía S.A. (hereinafter “Petrobras Energía” or “the Company”) is an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil, Ecuador, Perú, Venezuela, México and Colombia.

b) Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Energía Participaciones” or “PEPSA”) approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA will merge into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. Petrobras Energía will assume, by universal succession, all of the assets and liabilities, and will succeed to all of the rights and obligations of PEPSA.  The reorganization would be effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of Petrobras Energía Participaciones, Petrobras Energía S.A.’s Board of Directors will take over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.

The Special Shareholders´ Meetings of Petrobras Energía and Petrobras Energía Participaciones held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. As of the date of issuance of these financial statements, the authorities approval of the merger was still pending.

As a result of the corporate reorganization, after the registration of the merger with the Public Registry of Commerce, each shareholder of Petrobras Energía Participaciones will receive 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of Petrobras Energía Participaciones.

Following this exchange, Petrobras Energía’s capital stock will increase by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which will be fully admitted to the public offering regime in Argentina and delivered to Petrobras Energía Participaciones’s shareholders in exchange for their shares in Petrobras Energía Participaciones. Once the capital increase is effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing Petrobras Energía Participaciones’s main asset holding will be cancelled, respecting the principle of equality among shareholders.

Petrobras Energía will apply for listing the shares constituting its capital stock on the New York Stock Exchange under the American Depositary Shares program, in the same conditions to which Petrobras Energía Participaciones’ shares are currently subject.

The Company has recorded the effects of the corporate reorganization under the pooling of interests method described in Technical Resolution No.18 of the FACPCE.

According to such method, the assets, liabilities and shareholders’ equity of the combining entities are recorded in the combined entity according to the accounting measurements they had in the combining entities at the effective date of the merger.

Also, according to such method, the financial statements for the year in which the merger occurred and those for previous years shown on a comparative basis must reflect the assets, liabilities and results of the combined entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented. Considering that the effective date of the merger is January 1, 2009, total shareholders’ equity and net income for the previous year shown for comparative purposes do not change as a result of the merger.  For this reason, the balancing item of the net effect of additions, both in terms of the shareholders’ equity and net income, is recorded under Minority Interest.

c. Change of corporate name

The Shareholders’ Meeting held on March 27, 2009, approved, among others things, the change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A. As of the date of these financial statements, the Company is undertaking all formalities required for registration of the corporate name change before the relevant controlling bodies.

2. Basis of presentation

Petrobras Energía’s consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía has consolidated line by line its financial statements with those of the companies in which exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of March 31, 2009 and 2008 and December 31, 2008 under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“Ciesa”) and Petrobras de Valores Internacional de España S.L. (PVIE). Regarding PVIE see Note 19.a).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The information about the entities in which the Company exercises control, joint control and significant influence are disclosed in Note 20.f).

b) Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at fair value are converted at the closing exchange rate.

* Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gain (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.o).

c) Consideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General
Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003.  This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through
Resolution N° 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. This difference in criteria does not significantly affect the Company’s financial position.

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of March 31, 2009 and 2008 and December 31, 2008, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of these consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 20.d).

b) Trade receivables and accounts payable:

Trade receivables and accounts payable have been recognized based on cash prices at the time of each transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.

The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

c) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

d) Investments:

Publicly traded Government Securities: at market value at each balance sheet date. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.

Certificates of deposit and loans granted to partners and to affiliates in which significance influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of March 31, 2009 and 2008 and December 31, 2008 or the best available financial information, adapted to an equal period of time.

In the determination of the Company’s equity investments in affiliates, certain adjustments were made to apply uniform valuation methods, to eliminate reciprocal investments, intercompany profits and losses, and to account for the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A. ‘s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c).

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company revises the estimates of its reserves at least once a year. The Company's reserves estimation as of December 31, 2008 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 70% of the Company’s estimated reserves.

The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.

The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

i) Income tax and minimum presumed income tax

The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at period end in Argentina, Venezuela, Brasil, Perú, Ecuador, Bolivia, Austria, Colombia and España are 35%, 50%, 34%, 30%, 36.25%, 25%, 25%, 33% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the period's taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax asset has been valued at its discounted value.

j) Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

k) Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the authorities will proceed to determine the applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

l) Labor costs liabilities:

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

m) Contingencies:

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Movements of reserves are disclosed in Note 12.

n) Basic/diluted (loss) earnings per share:

Earnings per share for the three-month periods ended March 31, 2009 and 2008 was calculated on the basis of shares outstanding during each period. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

m) Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

The account “Treasury stock” relates to shares of PEPSA owned by the Company, and is deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B PEPSA shares for a face value of P$1, with a cost and book value of 33 and a listed price of 21. Once the merger referred to in Note 1.b) is approved, PEPSA’s shares will be exchanged for PESA’s shares.

The “Deferred income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge for the net foreign investment.

o) Revenue recognition:

Revenues from the sale of crude oil, natural gas and petroleum, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of March 31, 2009 and December 31, 2008 gas imbalance liabilities were 6 and 6, respectively, attributable to 124 and 135 million cubic meters, respectively.

Revenues from natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of period end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

p) Changes in presentation criteria:

For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior periods in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

q) Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in the “Shareholders´ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statement of income in the case of (c).

In March 2009, in order to hedge its exposure to changes in its cash flows, the Company entered into currency forward contracts, with settlement dates between July and September 2009 with renowned financial institutions. Under those contracts, the Company secured the purchase of US$ 14 million, at an average exchange rate of P$3.86 per US dollar, to repay a portion of the principal of its financial debt in the third quarter of 2009. The reference exchange rate to be published by the Central Bank of the Argentine Republic in Communication A-3500 will be considered in the settlement of these transactions. As of March 31, 2009, changes in the fair value of these instruments did not result in the recognition of significant results.

As of December 31, 2008 the Company did not have any positions in derivative financial instruments.

5.- Oil and gas areas and participation in joint ventures

As of March 31, 2009, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 20.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 20.h).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.

In December 2008, the Company executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, in exchange for a payment of 56 (Note 14.b).

In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty average rate applicable as of March 31, 2009 was 20.7%. Production of natural gas is subject to a fixed royalty of 24.5%.

In Ecuador, production agreements relating to Block 18 provide for the free availability of the crude oil output and a working interest in favor of the Ecuadorian State of 40% and 60% in Pata and Palo Azul fields, respectively. In addition, under the Tax Equity Law, the Ecuadorian State will receive 70% of the revenues when prices exceed the base price of US$ 45.43 per barrel.

Petrobras Energía’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann, Río Colorado and Río Atuel, the Company, as of March 31, 2009, maintains investment commitments for approximately US$ 58 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

As of March 31, 2009, on account of its interest in the consortium Tibú, in Colombia, the Company maintains investment commitments for US$ 12 million, which mainly include the execution of seismic surveys.

Changes in oil and gas areas and participation in joint ventures

On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the preliminary agreement entered into with Teikoku Oil Co. Ltd. in January 2005, whereby the Company assigned 40% of its rights and obligations under the Block 18 Participation Agreement to Teikoku Oil Co. Ltd.  On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku Oil Co. Ltd, as a partner in Block 18 agreements. On October 27, 2008, Petroecuador registered the Assignment Agreement with the National Hydrocarbons Board. As of the date of these financial statements, the parties are negotiating the final economic terms of the respective assignment agreements.  In the 2008 last quarter, the Company estimated a loss of 28 derived from this transaction.

In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings Limited, indirect holder of such interest. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved this transaction in September 2008, and it was recorded at that moment.

In March 2008, once all the formalities concerning regulatory matters were completed, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$ 117.5 million.

In December 2008, the Company entered into a joint undertaking agreement with Repsol-YPF for the exploration of CGSJ Marina-1 block in the Golfo San Jorge basin for a 33% interest. In addition, the Company entered into a joint undertaking agreement with Repsol-YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.

Operations in Ecuador

Amendatory Agreements relating to Block 18 Participation Agreement

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador, Petroecuador and others entered into the Amendatory Agreements which, among other things, will govern the operation of Block 18 for one year as from that date. During that period, negotiations will be conducted to determine whether such agreements will be converted into a new contractual modality. Under these Amendatory Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively.

Amendment to Ecuador’s Hydrocarbons Law

In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognized at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude's Ecuadorian oil price (average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the settlement month.

On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No.42/2006, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.

EcuadorTLC S.A. and Petroecuador expressed significant opposing interpretations as to its applicability and scope in connection with the Palo Azul operating agreement in which Ecuador’s share in extraordinary revenues resulting from any increase in crude oil prices was already established. In the Company’s opinion, the application of the law according to Petroecuador's interpretation was confiscatory in respect of the investment and put its economic viability at risk. As from January 2008 EcuadorTLC S.A did not make any payments of royalties as calculated by Petroecuador under Law No. 42/2006.

Following the negotiations conducted with the Ecuadorian Government, which resulted in the execution of the Amendatory Agreements for Block 18, and considering the Attorney General’s opinion, the parties reached an agreement on the scope of Law 42/2006. Under this agreement, EcuadorTLC S.A. made a payment of US$ 44 million, which was considered as the settlement of any differences that may arise from the application of the foregoing law until the execution date of the above amendatory agreements, at which date the Tax Equity Law became applicable.

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments in the country’s economy, which particularly focused on the hydrocarbons industry. The Law No. 42/2006 is among them.

The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, in the year ended December 31, 2007, the Company recorded an impairment of 759 to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

Block 31

On December 31, 2008, Petrobras Energía Ecuador and Petroecuador executed the Termination Agreement relating to Block 31 Participation Agreement for the return of Block 31 to the Ecuadorian State. As a result, the Company recognized a loss of 31.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company maintains an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of March 31, 2009 such rate amounted to US$ 2.13 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses, net” line (Note 14.c).

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the volume of crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the Company’s reserves and on the estimated graduality for its development. For the purpose of mitigating the excess capacity contracted, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company and Petroecuador entered into an “Agreement for the utilization of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, under which the Ecuadorian State undertook the commitment that the transportation as from January 1, 2009 of its  crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012 and 16,000 barrels per day during the two years starting in May 2006). The impact of the net production deficit is considered for the purpose of analyzing the recoverability of the assets in Ecuador.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of March 31, 2009 the Company issued letters of credit for a total amount of about
US$ 100 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

6. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

     The breakdown of current and non-current inventories is as follows:

8. Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Petrobras Enegía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”), holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

b) CIESA:

Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

II. Tariff situation of the public utility companies

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2008, the Law No. 26,456 was issued, which extended the public works and services renegotiation term to December 2009.

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the transportation license to be entered into with the National Government. In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the steps to be taken.

Edesur entered into with UNIREN the letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006, a complete rate review would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.

As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

Book value of equity interest in CIESA and Distrilec:

As of March 31, 2009, the book value of the Company’s equity interest in CIESA and in Distrilec amounted to 148 and 593, respectively, (net of (214) and (77) representing the adjustments made to adapt the valuation methods to those of the Company, respectively, and 42 for the purchase price allocated to Distrilec’s property, plant and equipment recorded by the Company at the time of acquisition of its interest).

As of December 31, 2008 the book value of the equity interests in CIESA and in Distrilec amounted to 198 and 585, respectively (net of (216) and (82) representing the adjustments made to adapt the valuation methods to those of the Company, respectively, and 43 for the purchase price allocated to Distrilec’s property, plant and equipment recorded by the Company at the time of the acquisition of a portion of its interest).

As of March 31, 2009 and December 31, 2008, the valuation of CIESA includes 110 from the transfer to Enron of its interest in TGS (Note 9.IV).

The book value of these interests does not exceed their recoverable value.

III. Investments in Mixed Companies in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (MEP) instructed Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

Mixed companies are subject to a payment of 33.33% for royalties and special benefits, and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.

As of March 31, 2009 and December 31, 2008 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,971 and 2,751, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As a result of the changes in the foregoing variables, in the years ended December 31, 2008, 2007 and 2006, the Company recorded writedowns of 154, 33 and 186, respectively related to its assets in Venezuela.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, as of December 31, 2007 the Company wrote down the carrying value of the credit to zero resulting in an impairment charge.

IV. Equity interest sold

- Petrobras de Valores Internacional de España S.L. (PVIE)

In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional – Braspetro B.V. (Note 19.a).

The main asset of Petrobras Energía Perú S.A. is Lote X production area, in the Talara basin, with a 100% interest and a production of approximately 16 thousand barrels of oil equivalent per day. In addition, Petrobras Energía Perú S.A. holds an interest in five exploration areas.

The consideration to be paid by Braspetro amounted to US$ 423.3 million, plus a contingent consideration to be defined by the parties as a consequence of a discovery of gas and condensed gas at the Kinteroni prospect in Lote 57, made in January 2008, which it is still in the evaluation phase. Currently, the operator is conducting reservoir analysis and other preparation activities in order to assess the potential of the field.

9. Financing

The detail of financial debt as of March 31, 2009 and December 31, 2008, is as follows:

I. Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of March 31, 2009 under this program, which matured in May 4, 2008 the following classes of bonds remained outstanding:

- Class H, for a face value of US$ 181.5 million, maturing in May 2009, at a 9% annual rate (Note 19.b).

- Class I, for a face value of US$ 349.2 million, maturing in July 2010, at a 8.125% annual rate.

- Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of nine months plus 1%.

- Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

- Class S, for a face value of U$S 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of
US$ 2.5 billion. On August 8, 2008, the program was authorized by Resolution N° 15,947 of the CNV.

II. Cross default clauses

Outstanding bonds include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

III. Edesur indebtedness

Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of March 31, 2009, only Class 7 is outstanding under such global program for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an annual interest rate of 11.75% p.a. Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

IV . CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 8.II “Tariff Situation of the public utility companies”), CIESA did not pay at maturity, in April 2002, neither the principal and the last interest installment nor its cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claiming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004. In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term. Once approvals were obtained from the Argentine Gas Regulatory Agency and the Argentine anti-trust authorities, CIESA would provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares were to be transferred to Enron in exchange for the remaining 10% of its shareholding in CIESA and the creditors would then capitalize the financial debt balance.

The agreement indicated that, once the debt restructuring was completed, and considering that in addition to the foregoing share transfers: a) the fiduciary ownership of the shares held in CIESA by the trust fund would be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and b) new shares would be issued for the benefit of the entity’s creditors, CIESA’s capital structure would be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

The Restructuring Agreement, as amended, would remain valid through December 31, 2008. As from such date, either party was entitled to unilaterally terminate the agreement.

This validity term expired before the relevant governmental approvals were obtained. On January 9, 2009 Ashmore Energy International Limited (now AEI) –who declared to be the only holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997– announced its decision to terminate the Restructuring Agreement.

On January 28, 2009, CIESA brought an action before the Courts of New York State, USA, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds had become time-barred. On April 2, 2009, CIESA filed an amendment including new actions against AEI. In the amended action bought before the New York courts, CIESA seeks (i) a declaration that all claims under the Corporate Bonds are time-barred because the six-year New York statute of limitation period to seek recovery thereunder has expired, (ii) in addition to the first claim, that CIESA be paid damages in an amount of up to US$300 million for breaches of the Restructuring Agreement, (iii) in addition to the first and second claims, that the strict performance of the Restructuring Agreement be ordered, and (iv) that AEI be ordered to desist from filing any claims against CIESA under the Corporate Bonds. AEI requested, in turn, that CIESA’s action be dismissed.

On May 4, 2009, CIESA replied to the motion to dismiss by rebutting the arguments of AEI and requesting the New York Court that CIESA’s amended action be sustained.

On April 6, 2009, CIESA was given notice of a bankruptcy petition filed by AEI in relation to the recovery of part of the Corporate Bonds for a total nominal value of US$127 million.  On April 16, 2009 CIESA answered the notice and objected to the bankruptcy petition based, among others, on the following grounds: (i) failure to meet the admissibility requirements for a bankruptcy petition considering there is no enforceable claim as the claims under the Corporate Bonds are time-barred under the New York law governing them, (ii) CIESA is not in a state of insolvency, and (iii) abusive and improper use by AEI of the bankruptcy petition to circumvent the statute of limitations action previously brought before the courts of competent jurisdiction in the State of New York, and to unlawfully seek the individual recovery of an alleged claim by means of proceedings designed for a very different purpose.

CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties related to the foregoing actions.

V. TGS indebtedness

TGS maintains a bonds global program, which term extend to May 14, 2017. The CNV authorized it on January 18, 2007, up to US$ 650 million.

As of March 31, 2009, bonds stock, under the global program, with a face value of US$ 500 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments of US$ 125 million each, as from May 14, 2014. In 2008 and in the first quarter of 2009, TGS repurchased bonds in an amount equivalent to a face value of US$ 95 million, and US$ 3 million, recognizing a gain of 57 and 2, respectively.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

VI. Detail of long-term debt

Long-term debt as of March 31, 2009 is made up as follows:

(*) Average rate.

Maturities of long-term debt as of March 31, 2009, are as follows:

VII. Innova S.A.

Innova S.A. has agreements with certain financial institutions whereby it may request cash advances on account receivable from clients that comply with a certain credit status for a maximum amount of approximately US$ 47 million with recourse. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. As of March 31, 2009, amounts advanced totaled US$ 13 million.

10. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in wholesale electricity market (MEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million, of which Petrobras Energía contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. Construction costs of both plants are estimated at approximately US$ 1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional specific charge imposed to users and with contributions from the National Government.

For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

As of March 31, 2009, gas turbines of the power plants Central Termoeléctrica Manuel Belgrano and Central Termoeléctrica José de San Martín are already fully operational. It is also expected that both powers plants will start operating in combined cycles in the fourth semester of 2009 or the first semester of 2010.

Petrobras Energía, as well as the other MEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the electricity supply agreement entered into with CAMMESA and funds contributed to FONINVEMEM II will be recovered through their application to additional energy generation as it is established by Resolution N° 1,281/2006 of the Secretary of Energy under the condition of, at least, multiplying four-fold this contribution with the new investment. On April 18, 2008, the Secretary of Energy considered the project of construction of a new thermoelectric plant of 160 MW constructed next to Genelba Plant to be covered by the terms of Resolution N° 1,281/2006. Following the Secretary of Energy instruction to CAMMESA to refund Petrobras Energía the funds contributed to FONINVEMEM II in accordance with Resolution N° 564/07, whereby, up to March 31, 2009, Petrobras Energía received approximately U$S 10 million.

11. Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

(1) 488 are included in the non-current “Other receivables” line and 1,576 in the non-current “Taxes payable” line.

(2) 258 are included in the non-current “Other receivables” line and 1,500 in the non-current “Taxes payable” line.

(3) Management evaluates the recoverability of tax loss carryforwards and the remaining differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

(4) The change in 2009 includes 17 attributable to the revaluation of deferred tax liabilities in foreign affiliates in the “Deferred income” account. Deferred income showed no significant changes in 2008, therefore, the activity was not presented separately.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision (before taxes and the minority interest in the subsidiary’s income) is as follows:

Tax losses carryforward may be used through the dates indicated below:

12. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

Account	Balances at the beginning of the year	Increase		Decrease		Balances at the end of the period
Deducted from assets:						
Current						
For doubtful accounts	96	4		-		100
For inventories' obsolescence (Note 7)	4	-		(2)		2
	100	4	(1)	(2)	(1)	102
Non-current						
For doubtful accounts	32	3	(1)	-		35
For other receivables (Note 14.a)						
- Deferred tax assests (Note 11)	526	25	(2)	-		551
- New proyects of the mixed companys credit of Venezuela	305	24	(3)	-		329
For impairment of investments (Note 8.a)	614	47	(3)	-		661
For property, plant and equipment	274	21	(3)	(32)	(4)	263
	1,751	120		(32)		1,839
TOTAL 2009	1,851	124		(34)		1,941
Included in liabilities:						
Current						
For contingencies						
Labor and commercial contingencies	125	13		(14)		124
	125	13	(5)	(14)	(6)	124
Non-current						
For contingencies						
Labor and commercial contingencies	119	5		(1)		123
	119	5	(7)	(1)	(6)	123
TOTAL 2009	244	18		(15)		247

(1)

Recorded in “Financial income (expenses) and holding gains (losses)”

(2)

The net effect was recorded in the “Income tax” caption

(3)

Recorded in “Deferred income”

(4)

Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

(5)

It includes 10 recorded in “Cost of sales” and 3 recorded in “Financial income (expenses) and holding gains

(losses)”

(6)

Used during the period

(7)

Recorded in “Other operating expenses, net” (Note 14.c)

a) Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. Petrobras Energía undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Energía’s business.

b) Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

13. Capital stock

As of March 31, 2009, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.b).

Changes in capital stock in the last three years:

14. Other receivables, other liabilities, other operating expenses, net, and supplemental cash flow information

(1) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

15. Social benefits and other payroll benefits

a) Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes the law contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the three-month periods ended March 31, 2009 and 2008, Petrobras Energía recorded losses of 2 in each period, attributable to such benefits.

b) Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America.  The Bank of New York Mellon is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of March 31, 2009 and December 31, 2008 the most relevant actuarial information on the defined-benefits pension plans are as follows:

16. Balances and transactions with related companies

Outstanding balances with related parties as of March 31, 2009 and December 31, 2008 are as follows:

Main transactions with affiliates for the three-months ended March 31, 2009 and 2008 are as follows:

17. Business segments and geographic consolidated information

The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brasil.

d) Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A. and Enecor S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

The following information shows total assets, net sales and operating income (loss) by geographic area.

18. Controlling Group

Petrobras Energía Participaciones S.A. is the parent company of Petrobras Energía S.A., with an ownership interest of 75.82%. Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), through Petrobras Participaciones S.L., a wholly owned subsidiary, is the controlling shareholder of Petrobras Energía Participaciones S.A., with an ownership interest of 58.6%.

Additionally, Petrobras Participaciones S.L. owns 22.8% of Petrobras Energía’s capital stock (Note 1.b).

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

19. Subsequent events

a) Sale of  60% interest in PVIE

In April 2009 Petrobras Energía sold its 60% equity interest in PVIE to a subsidiary of its parent company Petrobras, in the amount of US$ 619.4 million. As a result of this transaction, the Company will recognize a gain before income tax of approximately 1,600.

b) Nonconvertible bonds payment

On May 1, 2009, the Company paid at maturity the nonconvertible bonds Class H, issued under the global program of US$ 2.5 billion, for a nominal value of US$ 181.5 million.

20. Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates.

c) Cost of sales.

d) Foreign currency assets and liabilities.

e) Detail of expenses.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint-ventures.

h) Combined joint-ventures and consortium assets, liabilities and results.

i) Contractual commitments, warranty bond, sureties and guarantees granted

a) Property, plant and equipment as of March 31, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

b) Equity in affiliates as of March 31, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

US$

Millions of United States Dollars

BS

Millions of Bolívares

$

Millions of Argentine Peso

c) Cost of sales for the three-month periods ended March 31, 2009 and 2008

(Stated in millions of Argentine Pesos)

d) Foreign currency assets and liabilities as of March 31, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT ASSETS				
Cash	US$	50	3.7200	185
	Rs	3	1.5913	5
	BS	3	1.7302	6
				196
Investments	US$	201	3.7200	746
	Rs	60	1.5913	95
				841
Trade receivables	US$	108	3.7200	402
	Rs	96	1.5913	152
	Bol	99	0.5262	52
				606
Other receivables	US$	101	3.7200	375
	Rs	13	1.5913	21
	Bol	13	0.5262	7
				403
	TOTAL 2009			**2,046**
	TOTAL 2008			**2,229**
NON-CURRENT ASSETS				
Trade receivables	Bol	4	0.5262	**2**
Other receivables	US$	8	3.7200	30
	Rs	21	1.5913	34
				64
Investments	US$	62	3.7200	**229**
	TOTAL 2009			**295**
	TOTAL 2008			**255**
TOTAL ASSETS	**2009**			**2,341**
	2008			**2,484**

	Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT LIABILITIES				
Accounts payable	US$	135	3.7200	502
	Rs	13	1.5913	21
	BS	5	1.7302	9
	Sol	1	1.0982	1
				533
Short-term debt	US$	506	3.7200	1,883
	Rs	90	1.5913	144
				2,027
Payroll and social security taxes	Sol	7	1.0982	8
	Rs	7	1.5913	11
	US$	1	3.7200	4
				23
Taxes payable	US$	34	3.7200	127
	Rs	40	1.5913	64
	Bol	61	0.5262	32
	Bs	1	1.7302	2
				225
Other liabilities	Rs	4	1.5913	7
	US$	75	3.7200	279
				286
	TOTAL 2009			**3,094**
	TOTAL 2008			**3,479**
NON-CURRENT LIABILITIES				
Accounts payable	US$	38	3.7200	**143**
Long-term debt	US$	1,249	3.7200	**4,646**
Taxes payable	US$	63	3.7200	235
	Rs	17	1.5913	27
				262
Other liabilities	US$	4	3.7200	16
	Bol	42	0.5262	22
	Rs	3	1.5913	4
				42
	TOTAL 2009			**5,093**
	TOTAL 2008			**5,634**
TOTAL LIABILITIES	**2009**			**8,187**
	2008			**9,113**

US$

Millions of United States Dollars

BS

Millions of Bolívares

Rs

Millions of Reales

Bol

Millions of Bolivian pesos

Sol

Millions of Peruvian Soles

e) Detail of expenses for the three-month periods ended March 31, 2009 and 2008

 (Stated in millions of Argentine Pesos)

f) Information about ownership in subsidiaries and affiliates as of March 31, 2009

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	100.00	-	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Gas and Energy
EG3 Asfaltos S.A.	95.00	5.00	Refining and Distribution
EG3 Red S.A.	95.00	5.00	Refining and Distribution
Innova S.A. (Brasil)	0.01	99.99	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	100.00	Corporate
Petrobras Holding Austria AG (Austria)	-	100.00	Corporate
Petrobras Energía Internacional S.A.	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	-	100.00	Corporate
Petrobras Electricidad de Argentina S.A.	93.60	6.40	Gas and Energy
Petrobras Hispano Argentina S.A. (España)	100.00	-	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	100.00	-	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	51.00	13.55	Gas and Energy
World Energy Business S.A.	5.00	95.00	Gas and Energy
Electricidade Com S.A. (Brasil)	-	100.00	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Burlington Resources Argentina Holdings Limited (Islas Bermudas)	-	100.00	Corporate
Atalaya Energy S.R.L.	-	100.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.R.L.	-	100.00	Oil and Gas Exploration and Production
Affiliates under joint control			
Cía. de Inversiones de Energía S.A.	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	-	48.50	Gas and Energy
Edesur S.A.	-	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	-	27.65	Gas and Energy
Petrobras de Valores Internacional de España S.L. (España)	60.00	-	Corporate
Petrobras Energía Perú S.A. (Perú)	-	60.08	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	-	60.00	Oil and Gas Exploration and Production
Main affiliates in which significance influence is exercised			
Coroil S.A. (Venezuela)	20.00	17.40	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	11.42	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Oil and Gas Exploration and Production
Propyme S.G.R	50.00	-	Corporate
Petrolera Entre Lomas S.A.	19.21	-	Oil and Gas Exploration and Production
Refinería del Norte S.A.	28.50	-	Refining and Distribution
Urugua-í S.A.	29.33	-	Gas and Energy
Petroven-Bras S.A.	29.20	4.04	Oil and Gas Exploration and Production
Petrokariña S.A.	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	36.00	-	Oil and Gas Exploration and Production
Petroritupano S.A.	22.00	-	Oil and Gas Exploration and Production
Other subsidiaries			
Termoeléctrica José de San Martín S.A.	10.00	-	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	10.00	-	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of March 31, 2009

h) Combined joint-ventures and consortium assets and liabilities as of March 31, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

i) Contractual commitments, warranty bond, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of March 31, 2009 and December 31, 2008, which are not disclosed in the remaining notes, amount to 43 and 79, respectively.

In addition, as of December 31, 2008, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 5).

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Energía S.A.
Maipú 1, 22nd floor
Buenos Aires
Argentina

1. We have reviewed the accompanying consolidated balance sheet of Petrobras Energía S.A. (“PESA”, an Argentine Corporation) and its subsidiaries and jointly controlled entities as of March 31, 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended, and notes 1 to 20. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with the auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. These standards consist principally in applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. A review is substantially less in scope than an audit of financial statements, of which the objective is to express an opinion on the consolidated financial taken as a whole. Therefore, we do not express such an opinion.

3. The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the National Securities Commission (“CNV”). They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4. As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States of America. The effects of these differences have not been quantified by the Company.

5. As described in note 8 to the consolidated financial statements, Compañía de Inversiones de Energía S.A. (“CIESA”) and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates, the renegotiation of the license (which is in process) and the devaluation of the peso. Additionally, CIESA has suspended the payment of its financial debts, and the debt restructuring agreement entered into in September 2005 expired on December 31, 2008 and, in January 2009, the financial creditors informed their decision of terminating it. On January 28, 2009, CIESA brought an action before the Courts of New York State, United States of America, to seek the declaration that any claim by the foregoing financial creditors against CIESA was time-barred because the statute of limitation pertaining to such claim had expired. Additionally, on April 6, 2009, the Company was served notice of a petition for bankruptcy filed by the foregoing financial creditors in the amount of US$ 127,000,000, to which CIESA objected based on the grounds mentioned in note 9. Further, the aforesaid situation in connection with TGS gives rise to uncertainties with respect to the future development of the regulated business of this company and, therefore, to the future cash flows and results of operations of CIESA, which depend on income obtained from its investment in its subsidiary TGS.

The financial statements of CIESA as of March 31, 2009, used by PESA to incorporate them by the proportional consolidation method in its consolidated financial statements, have been prepared by this company’s management considering that the entity would be able to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets do not materialize in the future. The accompanying consolidated financial statements of PESA as of March 31, 2009 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA, incorporated by the proportional consolidation method in the consolidated financial statements of PESA, represent approximately 11% and 5% of the related total consolidated amounts as of March 31, 2009 and for the three-month period then ended.

6. The Company estimated the recoverable value as of March 31, 2009 of its direct and indirect investments in: (i) the mixed companies: Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (operating specific hydrocarbon areas in Venezuela), and of other receivables that could be used to pay acquisition bonds related to any new project of a mixed company to develop oil exploration and production activities, or to acquire licenses to carry out gas exploration and production operations in Venezuela and (ii) its assets in Ecuador, as respectively described under the headings “Investments in mixed companies in Venezuela” and  “Operations in Ecuador” in notes 8 and 5 to the consolidated financial statements.

The recoverable value of such assets in Venezuela and Ecuador was estimated by the Company on the basis of the best information available as of that date. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

7. Based on our review, subject to the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the uncertainties mentioned in paragraphs 5. and 6. been known, we have not become aware of any other significant modification to be made to the financial statements of Petrobras Energía S.A. referred to in paragraph 1. for them to be presented in accordance with the professional accounting principles in force in the City of Buenos Aires, Republic of Argentina.

8. On February 10, 2009, we issued an audit report in which we expressed an opinion on the consolidated financial statements of Petrobras Energía S.A. for the year ended December 31, 2008, which are presented for comparative purposes.

Our audit report contained: (a) a qualification related to a scope limitation because we were unable to obtain audited financial statements as of that date nor were we able to examine other evidence as of said date supporting the carrying value of the Company’s investment in the mixed companies referred to in paragraph 6., or the Company’s equity in the earnings of such companies, and (b) qualifications regarding the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the following uncertainties been known: (i) the situations described in paragraph 5. for CIESA and TGS, and (ii) the materialization of certain assumptions used by the Company to determine the recoverable value of assets in Venezuela and Ecuador mentioned in paragraph 6..

Subsequent to the issuance of our audit report, we were able to satisfy ourselves through other audit procedures as to the carrying value of the investment in the mixed companies and the Company’s equity in the earnings of such companies as of December 31, 2008 and for the year then ended, and no modifications were required to the amounts originally incorporated in the consolidated financial statements of PESA as of December 31, 2008.

9. Additionally, on May 8, 2008, we issued a review report on the consolidated financial statements of PESA as of and for the three-month period ended March 31, 2008 presented for comparative purposes, based on our review and the review reports of other professionals on the financial statements of the related companies Petrobras de Electricidad de Argentina S.A. and Distrilec Inversora S.A.

Our review report: (a) indicated that the review reports of the other professionals for the related companies did not contain any observations, and (b) included observations involving uncertainties relating to: (i) the situations described in paragraph 5. with respect to CIESA and TGS, and (ii) the materialization of certain assumptions used by the Company to determine the recoverable value of the assets in Venezuela and Ecuador referred to in paragraph 6.

Buenos Aires (Argentina), May 5, 2009

SIBILLE

Gabriel E. Soifer

Partner

PETROBRAS ENERGÍA S.A.

Date: 05/29/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney